EXHIBIT 99.7
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : + 33 (0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Continues to Actively Promote DME (Dimethyl ether) by
Taking Part in a European Union Biomass-Based Project
Paris, September 10, 2008 — This month, as a member of a Volvo-led consortium, Total is taking part in the kick-off of the European Union’s BioDME project in Stockholm and Piteå, Sweden, to demonstrate the technical feasibility of the process.
Produced by gasifying black liquor, a pulp manufacturing waste product, the DME1 will be transported to service stations in four Swedish cities, including Stockholm, Göteborg and Piteå, to fuel a pilot fleet of 14 Volvo trucks. This preliminary stage is crucial before commercial production can be undertaken. Total will be focusing on fuel specifications, additives and an appropriate lubricant.
The four-year, €28-million project will run from 2008 to 2012. It is being jointly funded by the consortium partners2, the EU Seventh Framework Program (€8 million) and the Swedish Energy Agency3.
DME does not produce soot when burned, which significantly reduces emissions and helps engines meet tougher international standards. Biomass-derived DME will have an even lower climate footprint, while delivering highly competitive efficiency in terms of kilometers traveled per hectare.
The project is in line with Total’s commitment to developing new energies and promoting new types of fuel.

[1]	Dimethyl ether (DME) is synthesized from natural gas, biomass, coal or heavy refining byproducts (petcoke). This clean, colorless gas, which is easy to liquefy and transport, has been primarily used as an aerosol propellant in the cosmetics industry since the 1960s. Yet DME also offers great potential as a fuel for industrial and domestic applications (DME/LPG blend), as a fuel for diesel vehicles, as a petrochemical feedstock to replace naphtha, and in power generation.

[2]	Chemrec, Delphi, ETC, Haldor Topsøe, Preem, Total and Volvo.

[3]	For more information on the BioDME project, go to www.biodme.eu.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : + 33 (0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total and DME
As part of its actions to promote DME, Total and its Japanese partners inaugurated a DME production plant in Niigata on Honshu Island, Japan, on September 3. The 80,000-metric-ton-per-year facility produces DME from imported methanol.
Relatively undeveloped as a motor fuel at present, DME is expected to become more widespread as a result of this type of project.
In addition, following trials and tests conducted by the French Petroleum Institute (IFP), Total’s Chinese LPG marketing subsidiary began commercial tests of LPG/DME blends.
Lastly, Total and its Japanese partners initiated an ISO standardization process relevant product specification in April 2007, which is expected to take two to three years to complete. In addition to Japan, China and South Korea, countries involved in standardization include the United States, Germany, Sweden, Poland and Turkey.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com